

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

March 31, 2010

VIA U.S. Mail and Facsimile

Thomas J. Seifert
Chief Financial Officer
Advanced Micro Devices, Inc.
One AMD Place
Sunnyvale, California   94088

> **Re: Advanced Micro Devices, Inc.**
> **Form 10-K for the fiscal year ended December 26, 2009**
> **Filed February 19, 2010**
> **File No. 001-07882**

Dear Mr. Seifert:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 26, 2009

Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 42

Overview, page 42

1.   We reference the disclosure on page 43 that you will make a one-time payment in the first quarter of 2010 to restore the full salary for the September through November 2009 period to all employees who participated in a salary reduction program. Please quantify the amount of salary restoration and tell us how you are accounting for the underlying expense. For example, tell us if you accrued the related expense in fiscal year 2009.

Results of Operations, page 48

Gross Margin, page 53

2.   We see that gross margin benefited $171 million or 3% due to the sale of inventory that was written down in the fourth quarter of 2008. Please tell us and revise future filings to describe the factors leading to the sale of the inventory that you had recently determined to be impaired.

Gain on sale of 200 millimeter equipment and the license of related process technology, page 58

3.   Please expand future filings to disclose when you expect to deliver the remaining products and recognize the $49 million deferred gain on the sale of the 200 millimeter manufacturing equipment. Discuss why the delivery of the remaining equipment has been delayed.

Effects of Restructuring Plans, page 58

4.   If expected to be significant, in future filings please disclose the expected cost savings from restructuring plans and identify when you expect to first realize those cost savings. For guidance on MD&A disclosures regarding restructuring plans, please refer to SAB Topic 5-P.

Other income (expense), net, page 61

5.   We see that you have recognized income / expense during 2009 related to sale of Handheld assets, gain from a class action legal settlement and charges related to the ATMC joint venture. Please tell us why these items should not be recognized in operating income.

Consolidated Financial Statements

Note 12. Intel Settlement, page 114

6.   Please tell us the accounting basis for recognizing the entire $1.25 billion gain on settlement in fiscal year 2009. In that regard, it appears that a portion of the gain is related to a 5-year patent cross license agreement. For guidance on up-front payments please refer to SAB Topic 13.A.3.

Note 14. Segment Reporting, page 115

7.   We note that the Handheld Devices business unit, which was previously recorded in the Consumer Electronics segment, was classified back into continuing operations. Please tell us and revise future filings to disclose in which segment the Handheld Devices business unit is now classified.

8.   We see that you did not recast the presentation of segments in prior periods to reflect the new segment structure since it is "not practicable" to do so. Please tell us and disclose in future filings why it was not practicable to recast the prior periods.

Note 17. Commitments and Guarantees, page 123

9.   Regarding the amount owned to AMTC by Qimonda, please tell us why you recorded a charge for only 50% of the total receivable since you state that it is unlikely that AMTC will recover amounts due from Qimonda during the insolvency proceedings.

Item 11., Executive Compensation, page 135

10.   We note your disclosure on page 39 of your proxy statement that is incorporated by reference to your Form 10-K under the heading "Compensation Policies and Practices." Please describe the process you undertook to reach the conclusion that disclosure in response to Item 402(s) of Regulation S-K is not necessary.

******

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. If you have other questions, please contact Celia Soehner at (202) 551-3463 or Mary Beth Breslin at (202) 551-3625.

Sincerely,

Gary Todd
Accounting Reviewer